EXHIBIT 99.1

NXT to Present at The 13th Annual LD Micro Main Event Conference

CALGARY, Alberta, Dec. 08, 2020 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the 13th annual LD Micro Main Event investor conference on Monday, December 14, 2020 at 10:20 am PST / 1:20 pm EST. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be presenting to a virtual audience. NXT’s presentation will be available at www.nxtenergy.com on December 14, 2020.

Register here: ve.mysequire.com/

The Main Event will feature a new and unique format, with companies presenting for 10 minutes, followed by 10 minutes of Q&A by a panel of investors and analysts.

The Main Event will take place on December 14th and 15th, exclusively on the Sequire Virtual Events platform.

LD Micro Main Event Conference December 14th and 15th, 2020
Presentation Date: Monday, December 14, 2020
Presentation Time: 10:20 am Pacific Time/1:20 pm Eastern Time

View NXT’s profile here at: http://www.ldmicro.com/profile/NSFDF

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

About LD Micro/SEQUIRE

LD Micro began in 2006 with the sole purpose of being an independent resource to the microcap world. What started as a newsletter highlighting unique companies, has transformed into the pre-eminent event platform in the space. For more information, please visit ldmicro.com.

The upcoming Main Event will be highlighting a new format that will benefit both executives and the investors tuning in from all over the globe.

In September 2020, LD Micro. Inc. was acquired by SRAX, Inc., a financial technology company that unlocks data and insights for publicly traded companies. Through its premier investor intelligence and communications platform, Sequire, companies can track their investors’ behaviors and trends and use those insights to engage current and potential investors across marketing channels. For more information on SRAX, visit srax.com and mysequire.com.

For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP of Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com